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RECEIVED

2008 APR -1 A 9:53

OFFICE OF INTERNATIONAL CORPORATE FINANCE

082-03334

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street, N.E., Mail Stop 3628
Washington, D.C. 20549
U.S.A.

[redacted]

08001591

Asker, 26 March 2008

SUPPL

Dear Sir/Madam,

Please find enclosed copies of recent stock exchange announcements by Tomra Systems ASA. The information is furnished as part of our ongoing obligations pursuant to Rule 12g3-2(b).

Best regards

PROCESSED

APR 03 2008

THOMSON FINANCIAL

Ragnhild Ringheim
Investor Relations Coordinator
Tomra Systems ASA
P.O. Box 278
N-1372 Asker
Norway

4/1

Melding 204307

lenke

Dato/tid	29.02.2008 22:46:10
Utsteder	Tomra Systems ASA
Instrument	
Marked	Oslo Børs
Kategori	MELDEPLIKTIG HANDEL
Korrigert	Ikke korrigert
Informasjonspliktig	Informasjonspliktige opplysninger Lagringspliktig melding
Vedlegg	Ingen vedlegg funnet
Tittel	REDEMPTION OF OPTIONS GRANTED TO EMPLOYEES AND MANAGERS
Tekst	

RECEIVED
2008 APR -1 A 9:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

The Tomra Systems ASA Board has in accordance with proxies given at the Extraordinary General Meeting 19 December 2006, redeemed 106,776 vested options under the Group's option programs for management and employees.

The redemption is executed with the use of the company's own treasury shares, which has been sold at Oslo Stock Exchange on the employees behalf at a price of NOK36.47 per share. After the transaction, Tomra Systems ASA holds 9,439,339 treasury shares.

Management program 2005-2007
Out of 103,000 vested, not exercised options at a strike price of NOK27.73, 103,000 are today redeemed.

Employee program 2005-2010
Out of 239,536 vested, not exercised options at a strike price of NOK33.30, 3,776 are today redeemed.

Primary insiders
Included in the above figures for the Management program is the following primary insider (the number shows number of options redeemed, shareholding, and number of options kept after the redemption)

Harald Henriksen (30,000 at a strike of 27.73, 0, 0)

The redemption will not have any P/L-impact, as the Group accounts for the option programs in accordance with IFRS 2, where the calculated market value for the options is expensed over the vesting period.

For further information, please contact:
CFO Espen Gundersen +47 97 68 73 01

Asker, 29 February 2008
Tomra Systems ASA

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Message 203991

link

Date/Time	27.02.2008 21:12:14
Issuer	Tomra Systems ASA
Instrument	
Market	Oslo Børs
Category	MELDEPLIKTIG HANDEL
Corrected	Not corrected
Disclosure required	Mandatory notifications OAM announcement
Vedlegg	Ingen vedlegg funnet
Title	PURCHASE OF TREASURY SHARES
Text	

Tomra Systems ASA has today purchased 140,000 own shares at an average price of NOK 37.34 per share at Oslo Stock Exchange. After this transaction Tomra holds 9,546,115 treasury shares.

For further information please contact CFO Espen Gundersen, telephone +47 97 68 73 01

Asker, 27 February 2008
Tomra Systems ASA

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Message 204575

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Date/Time	05.03.2008 17:03:08
Issuer	Tomra Systems ASA
Instrument	
Market	Oslo Børs
Category	MELDEPLIKTIG HANDEL
Corrected	Not corrected
Disclosure required	Mandatory notifications OAM announcement
Vedlegg	Ingen vedlegg funnet
Title	PURCHASE OF TREASURY SHARES
Text	

Tomra Systems ASA has today purchased 230,800 own shares at an average price of NOK 37.38 per share at Oslo Stock Exchange. After this transaction Tomra holds 9,670,139 treasury shares.

For further information please contact CFO Espen Gundersen, telephone +47 97 68 73 01

Asker, 5 March 2008
Tomra Systems ASA

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RECEIVED
2008 APR -1 A 9:23
FICE OF INTERNATIONAL CORPORATE FINANCE

OSLO BØRS - NewsWeb

Norsk

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Message 203840

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Date/Time	26.02.2008 16:56:15
Issuer	Tomra Systems ASA
Instrument	
Market	Oslo Børs
Category	MELDEPLIKTIG HANDEL
Corrected	Not corrected
Disclosure required	Mandatory notifications OAM announcement
Vedlegg	Ingen vedlegg funnet
Title	PURCHASE OF TREASURY SHARES

Text

Tomra Systems ASA has today purchased 126,300 own shares at an average price of NOK 37.15 per share at Oslo Stock Exchange. After this transaction Tomra holds 9,406,115 treasury shares.

For further information please contact CFO Espen Gundersen, telephone +47 97 68 73 01

Asker, 26 February 2008
Tomra Systems ASA

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English

Utsteder --- alle ---
Kategori --- alle ---
Skjul ikke-informasjonspliktige pressemeldinger
Utst.ID
Fra dato 25.02.2008
Vis kun lagringspliktige meldinger
Instrument
Til dato 25.02.2008
Marked --- alle ---
Vis kun siste versjon av melding

Søk...
Nullstill...

Melding 203651

lenke

Dato/tid	25.02.2008 12:24:50
Utsteder	Tomra Systems ASA
Instrument	
Marked	Oslo Børs
Kategori	ÅRSOVERSIKT
Korrigert	Ikke korrigert
Informasjonspliktig	Informasjonspliktige opplysninger
Vedlegg	Vedlegg:
Tittel	Annual information 2007
Tekst	Issuers of listed transferable securities are required to provide Oslo Stock Exchange with an annual statement of information made available to the public, cf the Securities Trading Act Section 5-11. Attached is an annual overview for 2007 for Tomra Systems ASA (source: www.newsweb.no)

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RECEIVED
2008 APR -1 A 9:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Norsk

Issuer: Tomra Systems ASA
IssuerID: TOM
Instrument: --- all ---
Market: --- all ---
Category: --- all ---
From date: 01.01.2007
To date: 25.02.2008

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167 found [1] [2] [3] [4] [5] [6] [7]

Date/time	Market	IssuerID	Corr	Announcement	Att.	Category	Type
20.02.2008 16:33:18	OB	TOM		TOMRA - Resultat fjerde kvartal 2007		FINANCIAL REPORT	
20.02.2008 16:32:41	OB	TOM		TOMRA - Fourth Quarter 2007 Results		FINANCIAL REPORT	
29.01.2008 09:16:19	OB	TOM		TOMRA - Invitasjon til presentasjon av 4kv 2007		FINANCIAL CALENDAR	
29.01.2008 09:16:16	OB	TOM		TOMRA - Invitation to 4Q 2007 presentation		FINANCIAL CALENDAR	
20.12.2007 07:33:37	OB	TOM		PURCHASE OF TREASURY SHARES		MANDATORY NOTIFICATION OF TRADE	
20.12.2007 07:33:34	OB	TOM		TILBAKEKJØP AV EGNE AKSJER		MANDATORY NOTIFICATION OF TRADE	
19.12.2007 07:37:52	OB	TOM		PURCHASE OF TREASURY SHARES		MANDATORY NOTIFICATION OF TRADE	
19.12.2007 07:37:38	OB	TOM		TILBAKEKJØP AV EGNE AKSJER		MANDATORY NOTIFICATION OF TRADE	
14.12.2007 07:34:09	OB	TOM		PURCHASE OF TREASURY SHARES		MANDATORY NOTIFICATION OF TRADE	
14.12.2007 07:33:52	OB	TOM		TILBAKEKJØP AV EGNE AKSJER		MANDATORY NOTIFICATION OF TRADE	
13.12.2007 07:42:31	OB	TOM		PURCHASE OF TREASURY SHARES		MANDATORY NOTIFICATION OF TRADE	
13.12.2007 07:42:21	OB	TOM		TILBAKEKJØP AV EGNE AKSJER		MANDATORY NOTIFICATION OF TRADE	
10.12.2007 07:45:16	OB	TOM		PURCHASE OF TREASURY SHARES		MANDATORY NOTIFICATION OF TRADE	
10.12.2007 07:45:03	OB	TOM		TILBAKEKJØP AV EGNE AKSJER		MANDATORY NOTIFICATION OF TRADE	
05.12.2007 13:11:32	OB	TOM		FINANCIAL CALENDAR 2008		FINANCIAL CALENDAR	
05.12.2007 13:11:24	OB	TOM		FINANSIELL KALENDER 2008		FINANCIAL CALENDAR	
05.12.2007 07:41:04	OB	TOM		PURCHASE OF TREASURY SHARES		MANDATORY NOTIFICATION OF TRADE	
05.12.2007 07:40:47	OB	TOM		TILBAKEKJØP AV EGNE AKSJER		MANDATORY NOTIFICATION OF TRADE	
03.12.2007 07:41:03	OB	TOM		PURCHASE OF TREASURY SHARES		MANDATORY NOTIFICATION OF TRADE	
03.12.2007 07:40:52	OB	TOM		TILBAKEKJØP AV EGNE AKSJER		MANDATORY NOTIFICATION OF TRADE	
29.11.2007 08:04:46	OB	TOM		PURCHASE OF TREASURY SHARES		DISCLOSURE REQUIREMENT	
29.11.2007 08:04:45	OB	TOM		TILBAKEKJØP AV EGNE AKSJER		DISCLOSURE REQUIREMENT	
29.11.2007 07:33:44	OB	TOM		PURCHASE OF TREASURY SHARES		MANDATORY NOTIFICATION OF TRADE	
29.11.2007 07:33:41	OB	TOM		TILBAKEKJØP AV EGNE AKSJER		MANDATORY NOTIFICATION OF TRADE	
26.11.2007 07:43:44	OB	TOM		PURCHASE OF TREASURY SHARES		MANDATORY NOTIFICATION OF TRADE	

167 found [1] [2] [3] [4] [5] [6] [7]

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Norsk

Issuer: Tomra Systems ASA
IssuerID: TOM
Instrument: --- all ---
Market: --- all ---

Category: --- all ---
From date: 01.01.2007
To date: 25.02.2008

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167 found [1] [2] [3] [4] [5] [6] [7]

Date/time	Market	IssuerID	Corr	Announcement	Att.	Category	Type
26.11.2007 07:43:32	OB	TOM		TILBAKEKJØP AV EGNE AKSJER		MANDATORY NOTIFICATION OF TRADE	
23.11.2007 07:46:37	OB	TOM		PRIMARY INSIDER TRADE		MANDATORY NOTIFICATION OF TRADE	
23.11.2007 07:46:21	OB	TOM		PRIMÆRINNSIDERHANDEL		MANDATORY NOTIFICATION OF TRADE	
20.11.2007 07:32:08	OB	TOM		PURCHASE OF TREASURY SHARES		MANDATORY NOTIFICATION OF TRADE	
20.11.2007 07:31:52	OB	TOM		TILBAKEKJØP AV EGNE AKSJER		MANDATORY NOTIFICATION OF TRADE	
19.11.2007 07:47:01	OB	TOM		PURCHASE OF TREASURY SHARES		MANDATORY NOTIFICATION OF TRADE	
19.11.2007 07:46:46	OB	TOM		TILBAKEKJØP AV EGNE AKSJER		MANDATORY NOTIFICATION OF TRADE	
15.11.2007 12:43:07	OB	TOM		REDEMPTION OF OPTIONS GRANTED TO EMPLOYEES AND MANAGERS		MANDATORY NOTIFICATION OF TRADE	
15.11.2007 12:42:39	OB	TOM		INNLØSNING AV OPSJONER TIL ANSATTE OG LEDERE		MANDATORY NOTIFICATION OF TRADE	
14.11.2007 07:39:50	OB	TOM		PURCHASE OF TREASURY SHARES		MANDATORY NOTIFICATION OF TRADE	
14.11.2007 07:39:25	OB	TOM		TILBAKEKJØP AV EGNE AKSJER		MANDATORY NOTIFICATION OF TRADE	
12.11.2007 10:26:01	OB	TOM		PRIMARY INSIDER TRADE		MANDATORY NOTIFICATION OF TRADE	
12.11.2007 10:25:43	OB	TOM		PRIMÆRINNSIDERHANDEL		MANDATORY NOTIFICATION OF TRADE	
08.11.2007 13:02:17	OB	TOM		ORDER FROM WASTE MANAGEMENT		AGREEMENTS	
08.11.2007 13:02:03	OB	TOM		ORDRE FRA WASTE MANAGEMENT		AGREEMENTS	
16.10.2007 16:32:32	OB	TOM		THIRD QUARTER 2007 RESULTS		FINANCIAL REPORT	
16.10.2007 16:32:11	OB	TOM		RESULTAT TREDJE KVARTAL 2007		FINANCIAL REPORT	
03.10.2007 07:37:58	OB	TOM		PURCHASE OF TREASURY SHARES		MANDATORY NOTIFICATION OF TRADE	
03.10.2007 07:37:37	OB	TOM		TILBAKEKJØP AV EGNE AKSJER		MANDATORY NOTIFICATION OF TRADE	
02.10.2007 07:38:18	OB	TOM		PURCHASE OF TREASURY SHARES		MANDATORY NOTIFICATION OF TRADE	
02.10.2007 07:38:07	OB	TOM		TILBAKEKJØP AV EGNE AKSJER		MANDATORY NOTIFICATION OF TRADE	
27.09.2007 07:34:19	OB	TOM		PURCHASE OF TREASURY SHARES		MANDATORY NOTIFICATION OF TRADE	
27.09.2007 07:34:05	OB	TOM		TILBAKEKJØP AV EGNE AKSJER		MANDATORY NOTIFICATION OF TRADE	
26.09.2007 07:32:32	OB	TOM		PURCHASE OF TREASURY SHARES		MANDATORY NOTIFICATION OF TRADE	
26.09.2007 07:32:08	OB	TOM		TILBAKEKJØP AV EGNE AKSJER		MANDATORY NOTIFICATION OF TRADE	

167 found [1] [2] [3] [4] [5] [6] [7]

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Issuer: Tomra Systems ASA
IssuerID: TOM
Instrument: --- all ---
Market: --- all ---
Category: --- all ---
From date: 01.01.2007
To date: 25.02.2008

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167 found [1] [2] [3] [4] [5] [6] [7]

Date/time	Market	IssuerID	Corr	Announcement	Att.	Category	Type
25.09.2007 12:38:56	OB	TOM		INVITATION TO 3Q 2007 PRESENTATION		FINANCIAL CALENDAR	
25.09.2007 12:38:28	OB	TOM		INVITASJON TIL PRESENTASJON AV 3KV 2007		FINANCIAL CALENDAR	
19.09.2007 07:35:56	OB	TOM		PURCHASE OF TREASURY SHARES		MANDATORY NOTIFICATION OF TRADE	
19.09.2007 07:35:39	OB	TOM		TILBAKEKJØP AV EGNE AKSJER		MANDATORY NOTIFICATION OF TRADE	
17.09.2007 07:35:52	OB	TOM		PURCHASE OF TREASURY SHARES		MANDATORY NOTIFICATION OF TRADE	
17.09.2007 07:35:28	OB	TOM		TILBAKEKJØP AV EGNE AKSJER		MANDATORY NOTIFICATION OF TRADE	
06.09.2007 07:38:52	OB	TOM		PURCHASE OF TREASURY SHARES		MANDATORY NOTIFICATION OF TRADE	
06.09.2007 07:38:37	OB	TOM		TILBAKEKJØP AV EGNE AKSJER		MANDATORY NOTIFICATION OF TRADE	
03.09.2007 08:13:07	OB	TOM		PURCHASE OF TREASURY SHARES		MANDATORY NOTIFICATION OF TRADE	
03.09.2007 07:35:22	OB	TOM		TILBAKEKJØP AV EGNE AKSJER		MANDATORY NOTIFICATION OF TRADE	
29.08.2007 07:31:49	OB	TOM		PURCHASE OF TREASURY SHARES		MANDATORY NOTIFICATION OF TRADE	
29.08.2007 07:31:33	OB	TOM		TILBAKEKJØP AV EGNE AKSJER		MANDATORY NOTIFICATION OF TRADE	
22.08.2007 07:30:20	OB	TOM		PURCHASE OF TREASURY SHARES		MANDATORY NOTIFICATION OF TRADE	
22.08.2007 07:30:16	OB	TOM		TILBAKEKJØP AV EGNE AKSJER		MANDATORY NOTIFICATION OF TRADE	
17.08.2007 07:37:44	OB	TOM		PURCHASE OF TREASURY SHARES		MANDATORY NOTIFICATION OF TRADE	
17.08.2007 07:37:27	OB	TOM		TILBAKEKJØP AV EGNE AKSJER		MANDATORY NOTIFICATION OF TRADE	
09.08.2007 07:42:58	OB	TOM		PURCHASE OF TREASURY SHARES		MANDATORY NOTIFICATION OF TRADE	
09.08.2007 07:42:41	OB	TOM		TILBAKEKJØP AV EGNE AKSJER		MANDATORY NOTIFICATION OF TRADE	
07.08.2007 07:32:33	OB	TOM		PURCHASE OF TREASURY SHARES		MANDATORY NOTIFICATION OF TRADE	
07.08.2007 07:32:28	OB	TOM		TILBAKEKJØP AV EGNE AKSJER		MANDATORY NOTIFICATION OF TRADE	
02.08.2007 07:31:40	OB	TOM		PURCHASE OF TREASURY SHARES		MANDATORY NOTIFICATION OF TRADE	
02.08.2007 07:31:25	OB	TOM		TILBAKEKJØP AV EGNE AKSJER		INFORMATION FROM OSLO EXCHANGE	
26.07.2007 10:59:31	OB	TOM		MANDATORY NOTIFICATION OF TRADE		MANDATORY NOTIFICATION OF TRADE	
26.07.2007 10:59:29	OB	TOM		MELDEPLIKTIG HANDEL		MANDATORY NOTIFICATION OF TRADE	
24.07.2007 07:31:19	OB	TOM		PURCHASE OF TREASURY SHARES		MANDATORY NOTIFICATION OF TRADE	

167 found [1] [2] [3] [4] [5] [6] [7]

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Issuer: Tomra Systems ASA
IssuerID: TOM
Instrument: --- all ---
Market: --- all ---
Category: --- all ---
From date: 01.01.2007
To date: 25.02.2008
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167 found [1] [2] [3] [4] [5] [6] [7]

Date/time	Market	IssuerID	Corr	Announcement	Att.	Category	Type
24.07.2007 07:31:01	OB	TOM		TILBAKEKJØP AV EGNE AKSJER		MANDATORY NOTIFICATION OF TRADE	
20.07.2007 07:38:19	OB	TOM		PURCHASE OF TREASURY SHARES		MANDATORY NOTIFICATION OF TRADE	
20.07.2007 07:38:08	OB	TOM		TILBAKEKJØP AV EGNE AKSJER		MANDATORY NOTIFICATION OF TRADE	
13.07.2007 07:37:38	OB	TOM		SECOND QUARTER 2007 RESULTS		FINANCIAL REPORT	
13.07.2007 07:36:56	OB	TOM		RESULTAT ANDRE KVARTAL 2007		FINANCIAL REPORT	
28.06.2007 07:34:26	OB	TOM		PURCHASE OF TREASURY SHARES		MANDATORY NOTIFICATION OF TRADE	
28.06.2007 07:34:07	OB	TOM		TILBAKEKJØP AV EGNE AKSJER		MANDATORY NOTIFICATION OF TRADE	
27.06.2007 07:32:01	OB	TOM		PURCHASE OF TREASURY SHARES		MANDATORY NOTIFICATION OF TRADE	
27.06.2007 07:31:38	OB	TOM		TILBAKEKJØP AV EGNE AKSJER		MANDATORY NOTIFICATION OF TRADE	
19.06.2007 09:27:48	OB	TOM		INVITASJON TIL PRESENTASJON AV 2KV 2007, KORR*		FINANCIAL CALENDAR	
19.06.2007 09:08:14	OB	TOM		INVITATION TO 2Q 2007 PRESENTATION		FINANCIAL CALENDAR	
19.06.2007 09:08:04	OB	TOM		INVITASJON TIL PRESENTASJON AV 2KV 2007		FINANCIAL CALENDAR	
07.06.2007 07:37:11	OB	TOM		PURCHASE OF TREASURY SHARES		MANDATORY NOTIFICATION OF TRADE	
07.06.2007 07:36:45	OB	TOM		TILBAKEKJØP AV EGNE AKSJER		MANDATORY NOTIFICATION OF TRADE	
06.06.2007 07:31:08	OB	TOM		PURCHASE OF TREASURY SHARES		MANDATORY NOTIFICATION OF TRADE	
06.06.2007 07:30:54	OB	TOM		TILBAKEKJØP AV EGNE AKSJER		MANDATORY NOTIFICATION OF TRADE	
01.06.2007 07:33:08	OB	TOM		PURCHASE OF TREASURY SHARES		MANDATORY NOTIFICATION OF TRADE	
01.06.2007 07:32:57	OB	TOM		TILBAKEKJØP AV EGNE AKSJER		MANDATORY NOTIFICATION OF TRADE	
30.05.2007 14:32:13	OB	TOM		NEW INVESTOR RELATIONS CONTACT IN TOMRA		NON-REGULATORY PRESS RELEASES	
30.05.2007 14:31:48	OB	TOM		NY INVESTORKONTAKT I TOMRA		NON-REGULATORY PRESS RELEASES	
23.05.2007 07:41:12	OB	TOM		PURCHASE OF TREASURY SHARES		MANDATORY NOTIFICATION OF TRADE	
23.05.2007 07:41:01	OB	TOM		TILBAKEKJØP AV EGNE AKSJER		MANDATORY NOTIFICATION OF TRADE	
16.05.2007 07:31:27	OB	TOM		PURCHASE OF TREASURY SHARES		MANDATORY NOTIFICATION OF TRADE	
16.05.2007 07:31:13	OB	TOM		TILBAKEKJØP AV EGNE AKSJER		MANDATORY NOTIFICATION OF TRADE	
04.05.2007 07:48:52	OB	TOM		PURCHASE OF TREASURY SHARES		MANDATORY NOTIFICATION OF TRADE	

167 found [1] [2] [3] [4] [5] [6] [7]

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Issuer: Tomra Systems ASA
IssuerID: TOM
Instrument: --- all ---
Market: --- all ---

Category: --- all ---
From date: 01.01.2007
To date: 25.02.2008

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167 found [1] [2] [3] [4] [5] [6] [7]

Date/time	Market	IssuerID	Corr	Announcement	Att.	Category	Type
04.05.2007 07:48:40	OB	TOM		TILBAKEKJØP AV EGNE AKSJER		MANDATORY NOTIFICATION OF TRADE	
27.04.2007 07:36:42	OB	TOM		PURCHASE OF TREASURY SHARES		MANDATORY NOTIFICATION OF TRADE	
27.04.2007 07:36:39	OB	TOM		TILBAKEKJØP AV EGNE AKSJER		MANDATORY NOTIFICATION OF TRADE	
25.04.2007 07:36:52	OB	TOM		PURCHASE OF TREASURY SHARES		MANDATORY NOTIFICATION OF TRADE	
25.04.2007 07:36:44	OB	TOM		TILBAKEKJØP AV EGNE AKSJER		MANDATORY NOTIFICATION OF TRADE	
23.04.2007 07:36:03	OB	TOM		PURCHASE OF TREASURY SHARES		MANDATORY NOTIFICATION OF TRADE	
23.04.2007 07:35:54	OB	TOM		TILBAKEKJØP AV EGNE AKSJER		MANDATORY NOTIFICATION OF TRADE	
20.04.2007 07:38:11	OB	TOM		PURCHASE OF TREASURY SHARES		MANDATORY NOTIFICATION OF TRADE	
20.04.2007 07:37:54	OB	TOM		TILBAKEKJØP AV EGNE AKSJER		MANDATORY NOTIFICATION OF TRADE	
18.04.2007 07:37:07	OB	TOM		PROTOKOLL FRA ORDINÆR GENERALFORSAMLING		GENERAL MEETING INFORMATION	
18.04.2007 07:36:24	OB	TOM		TRADING EX. DIVIDEND		EX DATE	
18.04.2007 07:36:08	OB	TOM		HANDEL EKS. UTBYTTE		EX DATE	
18.04.2007 07:33:29	OB	TOM		MINUTES FROM ANNUAL GENERAL MEETING		GENERAL MEETING INFORMATION	
18.04.2007 07:32:33	OB	TOM		FIRST QUARTER 2007 RESULTS		FINANCIAL REPORT	
18.04.2007 07:32:30	OB	TOM		RESULTAT FØRSTE KVARTAL 2007		FINANCIAL REPORT	
10.04.2007 12:22:31	OB	TOM		TOMRA - ORDERS FROM GERMANY		AGREEMENTS	
10.04.2007 12:22:26	OB	TOM		TOMRA - ORDRE FRA TYSKLAND		AGREEMENTS	
02.04.2007 07:38:51	OB	TOM		PURCHASE OF TREASURY SHARES		MANDATORY NOTIFICATION OF TRADE	
02.04.2007 07:38:38	OB	TOM		TILBAKEKJØP AV EGNE AKSJER		MANDATORY NOTIFICATION OF TRADE	
29.03.2007 15:25:12	OB	TOM		FLAGGING I TOMRA SYSTEMS ASA		DISCLOSURE REQUIREMENT	
29.03.2007 09:01:14	OB	TOM		ANNUAL REPORT 2006		FINANCIAL REPORT	
29.03.2007 09:00:58	OB	TOM		ÅRSRAPPORT 2006		FINANCIAL REPORT	
28.03.2007 16:33:13	OB	TOM		INVITATION TO ANNUAL GENERAL MEETING		GENERAL MEETING INFORMATION	
28.03.2007 16:32:56	OB	TOM		INVITASJON TIL ORDINÆR GENERALFORSAMLING		GENERAL MEETING INFORMATION	
28.03.2007 07:44:38	OB	TOM		PURCHASE OF TREASURY SHARES		MANDATORY NOTIFICATION OF TRADE	

167 found [1] [2] [3] [4] [5] [6] [7]

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Issuer: Tomra Systems ASA
IssuerID: TOM
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From date: 01.01.2007
To date: 25.02.2008
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Date/time	Market	IssuerID	Corr	Announcement	Att.	Category	Type
28.03.2007 07:44:30	OB	TOM		TILBAKEKJØP AV EGNE AKSJER		MANDATORY NOTIFICATION OF TRADE	
27.03.2007 07:43:57	OB	TOM		PURCHASE OF TREASURY SHARES		MANDATORY NOTIFICATION OF TRADE	
27.03.2007 07:43:46	OB	TOM		TILBAKEKJØP AV EGNE AKSJER		MANDATORY NOTIFICATION OF TRADE	
26.03.2007 07:40:37	OB	TOM		PURCHASE OF TREASURY SHARES		MANDATORY NOTIFICATION OF TRADE	
26.03.2007 07:40:28	OB	TOM		TILBAKEKJØP AV EGNE AKSJER		MANDATORY NOTIFICATION OF TRADE	
22.03.2007 10:43:07	OB	TOM		INVITATION TO 1Q 2007 PRESENTATION		FINANCIAL CALENDAR	
22.03.2007 10:42:55	OB	TOM		INVITASJON TIL PRESENTASJON AV 1KV 2007		FINANCIAL CALENDAR	
21.03.2007 07:44:48	OB	TOM		PURCHASE OF TREASURY SHARES		MANDATORY NOTIFICATION OF TRADE	
21.03.2007 07:44:39	OB	TOM		TILBAKEKJØP AV EGNE AKSJER		MANDATORY NOTIFICATION OF TRADE	
20.03.2007 07:41:17	OB	TOM		PURCHASE OF TREASURY SHARES		MANDATORY NOTIFICATION OF TRADE	
20.03.2007 07:41:02	OB	TOM		TILBAKEKJØP AV EGNE AKSJER		MANDATORY NOTIFICATION OF TRADE	
16.03.2007 07:34:49	OB	TOM		PURCHASE OF TREASURY SHARES		MANDATORY NOTIFICATION OF TRADE	
16.03.2007 07:34:40	OB	TOM		TILBAKEKJØP AV EGNE AKSJER		MANDATORY NOTIFICATION OF TRADE	
12.03.2007 07:39:48	OB	TOM		PURCHASE OF TREASURY SHARES		MANDATORY NOTIFICATION OF TRADE	
12.03.2007 07:39:35	OB	TOM		TILBAKEKJØP AV EGNE AKSJER		MANDATORY NOTIFICATION OF TRADE	
07.03.2007 08:38:59	OB	TOM		PURCHASE OF TREASURY SHARES		MANDATORY NOTIFICATION OF TRADE	
07.03.2007 08:38:50	OB	TOM		TILBAKEKJØP AV EGNE AKSJER		MANDATORY NOTIFICATION OF TRADE	
02.03.2007 07:36:21	OB	TOM		REDEMPTION OF OPTIONS GRANTED TO EMPLOYEES AND MANAGERS		MANDATORY NOTIFICATION OF TRADE	
02.03.2007 07:36:07	OB	TOM		INNLØSNING AV OPSJONER TIL ANSATTE OG LEDERE		MANDATORY NOTIFICATION OF TRADE	
01.03.2007 15:39:30	OB	TOM		REDUCTION OF SHARE CAPITAL		SHARE CAPITAL CHANGES / DIVIDEND INFORMATION	
01.03.2007 15:39:21	OB	TOM		NEDSETTELSE AV AKSJEKAPITAL		SHARE CAPITAL CHANGES / DIVIDEND INFORMATION	
26.02.2007 09:57:29	OB	TOM		ANNUAL INFORMATION		ANNUAL INFORMATION	
26.02.2007 09:57:25	OB	TOM		ÅRLIG OVERSIKT		ANNUAL INFORMATION	
22.02.2007 07:31:47	OB	TOM		PURCHASE OF TREASURY SHARES		MANDATORY NOTIFICATION OF TRADE	
22.02.2007 07:31:31	OB	TOM		TILBAKEKJØP AV EGNE AKSJER		MANDATORY NOTIFICATION OF TRADE	

167 found [1] [2] [3] [4] [5] [6] [7]

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Norsk

Issuer: Tomra Systems ASA
IssuerID: TOM
Instrument: — all —
Market: — all —

Category: — all —
From date: 01.01.2007
To date: 25.02.2008

Hide non-regulatory press releases
Show only OAM announcements.
Show only last verison of announcement

Search
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167 found [1] [2] [3] [4] [5] [6] [7]

Date/time	Market	IssuerID	Corr	Announcement	Att.	Category	Type
21.02.2007 07:43:35	OB	TOM		PURCHASE OF TREASURY SHARES		MANDATORY NOTIFICATION OF TRADE	
21.02.2007 07:43:13	OB	TOM		TILBAKEKJØP AV EGNE AKSJER		MANDATORY NOTIFICATION OF TRADE	
20.02.2007 11:44:34	OB	TOM		DISCLOSURE OF HOLDINGS		DISCLOSURE REQUIREMENT	
19.02.2007 07:34:48	OB	TOM		PURCHASE OF TREASURY SHARES		MANDATORY NOTIFICATION OF TRADE	
19.02.2007 07:34:30	OB	TOM		TILBAKEKJØP AV EGNE AKSJER		MANDATORY NOTIFICATION OF TRADE	
14.02.2007 07:34:31	OB	TOM		FJERDE KVARTAL 2006		FINANCIAL REPORT	
14.02.2007 07:34:10	OB	TOM		FOURTH QUARTER 2006 RESULTS		FINANCIAL REPORT	
02.02.2007 09:09:51	OB	TOM		ORDER FROM FINLAND		AGREEMENTS	
02.02.2007 09:09:38	OB	TOM		ORDRE FRA FINLAND		AGREEMENTS	
22.01.2007 09:35:16	OB	TOM		INVITATION TO 4Q 2006 PRESENTATION		FINANCIAL CALENDAR	
22.01.2007 09:35:06	OB	TOM		INVITASJON TIL PRESENTASJON AV 4KV 2006		FINANCIAL CALENDAR	
08.01.2007 07:35:14	OB	TOM		PURCHASE OF TREASURY SHARES		MANDATORY NOTIFICATION OF TRADE	
08.01.2007 07:35:04	OB	TOM		TILBAKEKJØP AV EGNE AKSJER		MANDATORY NOTIFICATION OF TRADE	
05.01.2007 07:32:20	OB	TOM		PURCHASE OF TREASURY SHARES		MANDATORY NOTIFICATION OF TRADE	
05.01.2007 07:32:10	OB	TOM		TILBAKEKJØP AV EGNE AKSJER		MANDATORY NOTIFICATION OF TRADE	
03.01.2007 07:36:43	OB	TOM		PURCHASE OF TREASURY SHARES		MANDATORY NOTIFICATION OF TRADE	
03.01.2007 07:36:32	OB	TOM		TILBAKEKJØP AV EGNE AKSJER		MANDATORY NOTIFICATION OF TRADE	

167 found [1] [2] [3] [4] [5] [6] [7]

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